Algonquin Power & Utilities Corp. Announces 2018 First Quarter Financial Results
OAKVILLE, Ontario - May 10, 2018 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced financial results for the first quarter ended March 31, 2018. Effective the first quarter of 2018, APUC's interim and annual consolidated financial statements are being reported in United States dollars (“USD” or “U.S.$”), unless otherwise noted.
"The first quarter of 2018 marked the completion of transactions that serve as the foundation of our international growth strategy, with the successful formation of the AAGES Joint Venture and an expanded interest in Atlantica,” said Ian Robertson, Chief Executive Officer of APUC. “We also made important progress in our commitment to sustainability and reducing customer costs through the transformation of Liberty Utilities’ generating fleet toward more wind capacity. We remain highly focused on execution of our growth plan, which we believe supports growth in earnings and cash flows and the delivery of long-term value to our shareholders.”
Q1 2018 Financial Highlights

•	Revenue of U.S.$494.8 million, a year-over-year increase of 17%

•	Adjusted EBITDA[1] of U.S.$279.2 million, a year-over-year increase of 45%

•	Adjusted net earnings[1] per share of U.S.$0.32, a year-over-year increase of 68%

•	Adjusted Funds from Operations[1] of U.S.$179.9 million, a year-over-year increase of 15%

Dividend Increase – On May 10, 2018, APUC’s Board of Directors approved a 10% dividend increase from a total annual dividend of U.S. $0.4660 to a total annual dividend of U.S. $0.5128, to be paid quarterly at a rate of U.S. $0.1282 per common share, up from U.S. $0.1165 per common share. Management believes that the dividend increase is consistent with APUC’s stated strategy of delivering total shareholder return comprised of an attractive current dividend yield and capital appreciation.

Key Financial Information

All dollar amounts in U.S.$ millions except per share information	Q1 2018	Q1 2017	Variance
Revenue	494.8	421.7	17%
Net earnings attributable to shareholders	17.6	19.3	(9)%
Per share	0.04	0.05	(20)%
Adjusted net earnings[1]	141.0	66.5	112%
Per share	0.32	0.19	68%
Adjusted EBITDA[1]	279.2	192.3	45%
Adjusted Funds from Operations[1]	179.9	156.7	15%
Dividend per share	0.1165	0.1165	n/c
1 Please refer to Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures at the end of this document for further details.

APUC Business Highlights

•	Completion of AAGES Joint Venture – On March 9, 2018, APUC completed the previously announced formation of the AAGES Joint Venture with Abengoa S.A. (“Abengoa”).

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Investment in Atlantica Yield plc – Contemporaneous with the formation of AAGES, APUC completed the purchase of the 25% equity interest in Atlantica Yield plc (“Atlantica”), for a total purchase price of approximately U.S.$608 million. Subsequent to quarter-end, on April 17, 2018, APUC announced that it entered into an agreement to purchase an additional approximately 16.5% equity interest in Atlantica, for a total purchase price of approximately U.S.$345 million, which is expected to close in the second or third quarter of 2018.

•	Completion of Common Equity Financing – Subsequent to quarter-end, on April 24, 2018, APUC completed a C$445 million common equity financing.

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Change to U.S. Dollar Reporting – Over 90% of APUC's consolidated revenue, EBITDA, and assets are derived from operations in the United States, APUC's dividend is denominated in U.S. dollars and the Company's common shares are listed on the New York Stock Exchange. In recognition, effective the first quarter of 2018, APUC's interim and annual consolidated financial statements are being reported in U.S. dollars. The Company believes that the change in reporting to U.S. dollars will provide improved information to investors and allow for better assessment of its results without the effects of the change in currency on 90% of its operations.

•	U.S. Tax Reform – The financial results for Q1 2018 reflect the year to date impacts of income tax reform in the United States.

Liberty Power Group Highlights

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Completion of Great Bay Solar Project – On March 29, 2018, the Great Bay Solar Facility achieved commercial operations. The project consists of a 75 MW solar powered electric generating development project comprised of four sites located in Somerset County, Maryland.

Liberty Utilities Group Highlights

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Continued Progress on “Greening the Fleet” – Subsequent to quarter-end, the staff of the Missouri Public Service Commission, as well the intervenor representing large industrial users entered into a stipulation agreement intended to reduce customer costs through the development of 600 MW of wind energy generation. Final orders from all jurisdictions are anticipated by the third quarter of 2018.

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Settlement of EnergyNorth Rate Case – Subsequent to quarter-end, on April 27, 2018, the New Hampshire Public Utilities Commission issued its order approving a net $11.1 million revenue requirement increase. Importantly, the new weather de-coupling mechanisms included in this order are expected to bring lower volatility to customer bills and Liberty Utilities operating profit.

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.

Earnings Conference Call
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 11, 2018, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Date:	Friday, May 11, 2018
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US:	1-800-319-4610
	Toronto local:	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20180511.html Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until May 25)	Toll Free Canada/US:	1-855-669-9658
	Vancouver local:	1-604-674-8052
	Access code:	2150
About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with U.S.$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 750,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,600 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
For further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-6770

Caution Regarding Forward-Looking Information and Non-GAAP Financial Measures
Certain statements included in this news release may contain information that is forward-looking within the meaning of applicable securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. Specific forward-looking information in this document includes, but is not limited to: the expected completion and timeline for completion of the purchase of additional 16.5% equity interest in Atlantica; expectations with respect to the timing of APUC's growth plans, earnings, cash flow and dividend amounts; and expectations with respect to regulatory orders relating to Liberty Empire wind energy generation projects. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent Management Discussion and Analysis and Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.
(1) Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" are used in this press release. The terms "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" are not recognized measures under GAAP. There is no standardized measure of "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" and consequently APUC's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation, analysis and reconciliation to the nearest U.S. GAAP measure of "Adjusted Net Earnings", Adjusted EBITDA, and "Adjusted Funds from Operations" can be found in the Management's Discussion & Analysis for the quarter ended March 31, 2018.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings

Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, changes in value of investments carried at fair value, and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. For 2017, the one-time impact of the revaluation of U.S. non-regulated net deferred income tax assets as a result of the U.S. federal corporate income tax rate reduction from 35% to 21% enacted in December 2017 is adjusted as it is also considered a nonrecurring item not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. APUC uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of APUC. APUC believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with GAAP, and can be impacted positively or negatively by these items.